    As filed with the Securities and Exchange Commission on August 7, 1996
                                                       Registration No. 33-96838
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            ________________________

                                 POST-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                            ________________________

              Cambridge Technology Partners (Massachusetts), Inc.
             (Exact name of registrant as specified in its charter)

           Delaware                                   06-1320610
(State or other jurisdiction of          (I.R.S. employer identification number)
 incorporation or organization)

             304 Vassar Street, Cambridge, MA 02139, (617) 374-9800
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ________________________

                              Arthur M. Toscanini
                            Chief Financial Officer
                               304 Vassar Street
                              Cambridge, MA 02139
                                 (617) 374-9800

          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                            ________________________

                                    Copy to:

                             James P. O'Hare, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                125 High Street
                               Boston, MA  02110
                                 (617) 248-7000
                            ________________________

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                            ________________________

     If the only securities being registered on this form are being offered pursuant to dividend or interest re-investment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

The Company previously registered 575,089 shares of its Common Stock on a Registration Statement on Form S-3 (Registration Statement No. 33-96838) to which this Post-Effective Amendment No. 1 relates. The Company has effected a three-for-one stock split in the form of a 100% stock dividend which was paid on June 19, 1996 to the stockholders of record on May 29, 1996 (the "Share Dividend"). Unless otherwise indicated, the information set forth herein reflects the Share Dividend.

                  SUBJECT TO COMPLETION:  DATED AUGUST 7, 1996

              Cambridge Technology Partners (Massachusetts), Inc.

                            ________________________

                                1,725,267 Shares

                                  Common Stock

                            $.01 par value per share

                            ________________________

This Prospectus relates to the sale of up to 1,725,267 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge Technology Partners" or the "Company") by certain stockholders of the Company (collectively, the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution."

The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions).

The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "CATP." On August 5, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $25.50 per share.

                            ________________________
See "Risk Factors" on page 4 for information that should be considered by prospective investors.

                            ________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ________________________

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE.


                 The date of this Prospectus is August 7, 1996.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and North-West Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

          The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Arthur M. Toscanini, Chief Financial Officer, Cambridge Technology Partners, 304 Vassar Street, Cambridge, Massachusetts 02139.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-21040):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

     5. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     6. The Company's Current Report on Form 8-K dated August 21, 1995, reporting the acquisition by the Company of The Systems Consulting Group, Inc., a Florida corporation.

     7. The Company's Current Report on Form 8-K dated October 16, 1995 reporting the acquisition by the Company of Axiom Management Consulting, Inc., a California corporation.

     8. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act on December 24, 1992, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

          Cambridge Technology Partners provides information technology and management consulting and software development and evaluation services to organizations with large scale information processing and distribution needs that are utilizing or migrating to open systems computing environments. In performing these services, the Company employs a rapid development methodology utilizing client/server architectures. The Company provides its services on a fixed-price, fixed-timetable basis with client involvement at all stages of the process. Open systems computing environments offer end-users a more flexible and more easily accessible computing environment than centralized, mainframe-based computer systems. The Company believes that businesses will continue to migrate to open systems computing environments.

          The Company's information technology consulting services are offered at the enterprise-wide, specific business process and application software levels of an organization. Upon the completion of consulting services, the Company designs and develops one or more strategic software applications and then rolls-out such applications to the organization's end-users. These software applications are designed to achieve a competitive advantage, enhance the efficiency and functionality of specific business processes, and support financial goals. The Company may also assist its clients in providing end-user training for managing the organizational changes that accompany the roll-out of new applications and the assimilation of such applications into production environments. In addition, the Company offers a variety of optional services to support the developed software application, including application enhancements, application maintenance, project management support, developer support, software tools support and systems management support. Cambridge Technology Partners also provides network analysis, design and deployment services to assist its clients in successfully implementing the applications in an open systems environment. To date, revenues have been generated principally from the Company's software design and development activities.

          The Company's principal offices are located at 304 Vassar Street, Cambridge, Massachusetts and the Company's telephone number is (617) 374-9800.

                              RECENT DEVELOPMENTS

          On August 14, 1995, the Company acquired all of the outstanding shares of capital stock of The Systems Consulting Group, Inc. ("SCG"), a Florida corporation (the "SCG Acquisition"), pursuant to an Agreement and Plan of Reorganization dated as of August 11, 1995 (the "SCG Acquisition Agreement"), among the Company, the stockholders of SCG and the other parties named therein. The SCG Acquisition was accomplished through an exchange of up to 2,274,000 shares of the Company's common stock for all outstanding shares of capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. The SCG Acquisition has been accounted for under the pooling-of-interests method. The purchase price and terms for the transaction were determined in arms-length negotiations.

          SCG was founded in 1988, has offices in Miami and Chicago and approximately 200 employees. Revenues for 1994 were $12.2 million. SCG focuses on evaluation and implementation of packages for financial reporting and consolidation, human resources/payroll, remote workforce automation, manufacturing, and retail distribution. SCG also specializes in emerging technologies and techniques, such as imaging, cooperative processing and wireless communications. SCG will be operated as a wholly-owned subsidiary of the Company.

          On October 17, 1995, Cambridge Technology Partners (Massachusetts), Inc. (the "Company") acquired all of the outstanding shares of capital stock of Axiom Management Consulting, Inc. ("Axiom"), a California corporation (the "Axiom Acquisition"), pursuant to an Agreement and Plan of Reorganization (the "Axiom Acquisition Agreement") dated as of October 16, 1995, among the Company, the stockholders of Axiom and the other parties named therein. The Axiom Acquisition was accomplished through an exchange of up to 1,026,591 shares of the Company's common stock for all outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. The Axiom Acquisition has been accounted for under the pooling-of-interests method. The purchase price and terms for the transaction were determined in arms-length negotiations.

          Formed in 1988, Axiom had 1994 revenues of $13.5 million and has 100 employees. Axiom has offices in San Francisco, Atlanta, Chicago, Dallas, Los Angeles, New York and Seattle. Axiom provides "business process re-engineering" consulting services to Fortune 1,000 companies. Axiom will be operated as a wholly-owned subsidiary of the Company.

                                  RISK FACTORS

In addition to the other information in this Prospectus, and the information incorporated in this Prospectus by reference, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

Difficulty of Integrating The Companies.  The SCG Acquisition was completed on
- ---------------------------------------
August 14, 1995 and the Axiom Acquisition was completed on October 17, 1995. The successful integration of the Company, SCG and Axiom is important to the future financial performance of the combined enterprise. The anticipated benefits of the SCG Acquisition and Axiom Acquisition may not be achieved unless, among other things, the operations of SCG and Axiom are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate SCG and Axiom into the Company's operations.

Management of Growth.  The Company is currently experiencing a period of growth
- --------------------
which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial, and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business.

Attraction and Retention of Employees.  The Company's business involves the
- -------------------------------------
delivery of professional services and is labor-intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly project managers and client managers and other senior personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing project managers, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of some or all of the Company's project managers, client managers and other senior personnel could have a material adverse impact on the Company, including its ability to secure and complete engagements.

Variability of Quarterly Operating Results.  Variations in the Company's
- ------------------------------------------
revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of working days in a quarter and employee hiring and utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new clients and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company's engagements generally are terminable without client penalty. An unanticipated termination of a major project could require the Company to maintain or terminate under-utilized employees, resulting in a higher than expected number of unassigned persons or higher severance expenses. While professional staff must be adjusted to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing client projects and participate with the Company's sales force in securing new client assignments. Because substantially all of the Company's engagements are performanced on a fixed-price basis, the Company also bears the risk of cost overruns and inflation. In addition, in order to meet client demand, the Company expects to continue to increase its professional staff and to open additional sales and operations offices in 1995 in both North America and Europe. Although the Company's plans to open offices and hire personnel are driven in response to increased demand for the Company's information technology consulting and software development services, a portion of these expenses will be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated.

Competition.  The information technology consulting and software development
- -----------
market comprises a large number of participants, is subject to rapid changes, and is highly competitive. The market includes participants from a variety of market segments, including systems consulting and integration firms, contract programming companies, application software firms, the professional service groups of computer equipment companies such as Hewlett-Packard Company, Unisys Corporation and Digital Equipment Corporation, facilities management and MIS outsourcing companies, "Big Six" accounting firms, and general management consulting firms. The Company's competitors also include companies such as Andersen Consulting, Technology Solutions Corporation, SHL Systemhouse, Inc., Innovative Information Systems Inc., Cap Gemini America, Business System Group, the consulting division of Computer Sciences Corporation, Electronic Data Systems Corporation and Keane, Inc. Many participants in the information technology consulting and software development market have significantly greater financial, technical and marketing resources and, given the Company's brief history, greater name recognition than Cambridge Technology Partners, and generate greater systems consulting and integration revenues than does Cambridge Technology Partners. In addition, the custom software development and systems integration market is highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that the principal competitive factors in the information technology consulting and software development industry include responsiveness to client needs, speed of application software development, quality of service, price, project management capability and technical expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate senior project managers, the ownership by competitors of software used by potential clients, the development by others of software that is competitive with the Company's products and services, the price at which others offer comparable services, and the extent of its competitors' responsiveness to customer needs.

Foreign Operations.  The Company derived approximately $11.8 million and $19.1
- ------------------
million, or 14.1% and 21.1% of its total revenues, from customers outside of the United States in 1994 and in the nine months ended September 30, 1995, respectively. The Company's international business is subject to a number of risks, including difficulties in building and managing foreign operations, difficulties in translating its methodologies into foreign languages, fluctuations in the value of foreign currencies, and unexpected regulatory, economic or political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company and its financial results.

Intellectual Property Rights.  The Company's success is dependent upon its
- ----------------------------
software development methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops object-oriented software components that can be reused in software application development, certain foundation and application software projects, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


                                USE OF PROCEEDS

The proceeds from the sale of each Selling Stockholder's Shares will belong to the Selling Stockholder. The Company will not receive any of the proceeds from such sales of the Shares.

                          PRICE RANGE OF COMMON STOCK


From April 12, 1993, until May 24, 1993, the Company's common stock traded on the Nasdaq SmallCap Market. On May 24, 1993, the Company's common stock began trading on the Nasdaq National Market System. The following table sets forth, on a per share basis for the periods shown, the range of high and low sale prices of the Company's common stock as reported by Nasdaq.

1993                                         High                Low
- ------------------------------------------------------------------------------
Second Quarter (from April 12, 1993)        $ 3.92              $ 2.33
Third Quarter                                 5.33                3.08
Fourth Quarter                                5.92                4.92
- ------------------------------------------------------------------------------
1994
- ------------------------------------------------------------------------------
First Quarter                               $ 6.08              $ 4.92
Second Quarter                                5.92                4.67
Third Quarter                                 5.92                4.83
Fourth Quarter                                7.92                4.67
- ------------------------------------------------------------------------------
1995
- ------------------------------------------------------------------------------
First Quarter                               $10                 $ 7.08
Second Quarter                               12                   9.08
Third Quarter                                17.58               10.33
Fourth Quarter                               20.33               13.83
- ------------------------------------------------------------------------------
1996
- ------------------------------------------------------------------------------
First Quarter                                19.14               14.63
Second Quarter                               30.75               17.75

                                DIVIDEND POLICY

The Company has never paid any cash dividends on its common stock. The Company's current borrowing arrangements prohibit the payment of dividends without the lender's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The number of Shares which each Selling Stockholder may offer is as follows:

                           Shares       Shares       Shares      Percentage
                        Beneficially   Offered    Beneficially       of
                           Owned       Pursuant       Owned       Ownership
                           before      to this        after       after the
Selling Stockholders      Offering    Prospectus  Offering/(1)/   Offering
- ---------------------------------------------------------------------------
William Dudziak              542,073     271,035        271,038      *
Jeffrey Manchester           542,073     271,035        271,038      *
Thomas Richardson            542,073     271,035        271,038      *
Augusto Vidauretta           542,073     271,035        271,038      *
Sandra Strauss(2)            105,702      52,851         52,851      *
Brian Bouren                 252,417     129,945        122,472      *
Robert Gifford                12,618       6,495          6,123      *
Michael Korchinsky           315,522     162,432        153,090      *
Dermot McCauley               50,481      25,986         24,495      *
Paul McNabb                  315,522     162,432        153,090      *
Paul Sanabria                 50,481      25,986         24,495      *
Robert E. Keith, Jr.         158,667      75,000         83,667      *
                           ---------   ---------      ---------  ----------
TOTAL                      3,429,702   1,725,267      1,704,435    4.0%
- ---------------------

*     Less than 1%

/(1)/ Assumes that all of the Shares owned by each Selling Stockholder and registered under this registration statement are sold during the distribution period.

/(2)/ Includes 105,702 shares issuable upon the exercise of outstanding currently exercisable options.

All of the Selling Stockholders except Mr. Keith acquired his or her Shares in connection with either the SCG Acquisition or Axiom Acquisition described under "Recent Developments." Mr. Keith acquired his Shares from Safeguard Scientifics, Inc. ("Safeguard") in March 1995 upon the exercise of an option granted by Safeguard. None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described below and under "Recent Developments".

Mr. Keith has been a director of the Company since March 1991. As described below, he is also affiliated with Safeguard, an affiliate of the Company and Technology Leaders L.P., Technology Leaders Offshore C.V. and Radnor Venture Partners, L.P., prior affiliates of the Company.

Radnor Venture Management Company, a general partnership, is the sole general partner of Radnor Venture Partners, L.P., a venture capital fund. SSI Management Company, Inc., one of the general partners of Radnor Venture Management Company, is a wholly-owned subsidiary of Safeguard. PMG Management Advisors, the other general partner of Radnor Venture Management Company is not affiliated with Safeguard or the Company. Radnor Venture Management Company is managed and controlled by its executive committee which currently consists of seven persons including (i) Warren V. Musser, Robert E. Keith, Jr. and Ira M. Lubert, each of whom may be deemed to be designees of SSI Management Company, Inc., (ii) two designees of PMG Management Advisors, and (iii) two designees of other investors in Radnor Venture Partners, L.P., SSI Management Company, Inc. also has the right to designate one additional member of the executive committee. Mr. Keith and Mr. Lubert are the Managing Directors of Radnor Venture Management Company, and manage the day-to-day operations of Radnor Venture Partners, L.P., subject to the control and direction of the executive committee.

Technology Leaders Management, L.P., a limited partnership, is the sole general partner of Technology Leaders L.P. and a co-general partner of Technology Leaders Offshore C.V. Technology Leaders L.P. and Technology Leaders Offshore C.V. are venture capital funds that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders L.P. and Technology Leaders Offshore C.V. are referred to collectively in this Prospectus as "Technology Leaders-I." Technology Leaders Management, L.P. has sole responsibility for all investment, voting and disposition decisions for Technology Leaders-I. The general partners of Technology Leaders Management, L.P. are (i) Technology Leaders Management, Inc., a wholly-owned subsidiary of Safeguard, (ii) TL Partner I, a general partnership among Technology Leaders Management, Inc. and the Managing Directors of Technology Leaders Management, Inc., other than Mark J. DeNino, and (iii) four other corporations (the "TLA Corporations") owned by individuals, one of whom serves as a director of Safeguard, one of whom serves as a director and officer of a majority-owned subsidiary of Safeguard and two of whom are not currently otherwise affiliated with Safeguard or the Company. Technology Leaders Management, L.P. is managed by an executive committee, by whose decisions the general partners have agreed to be bound, that consists of seven voting members including (i) Warren V. Musser, Robert E. Keith, Jr. and Gary J. Anderson, M.D., each of whom are designees of Technology Leaders Management, Inc., and (ii) one designee of each of the TLA Corporations and (as a non-voting member) Clayton S. Rose. Technology Leaders Management, Inc. is the administrative manager of Technology Leaders-I, subject to the control and direction of the executive committee of Technology Leaders Management, L.P. Mr. Musser is the Chief Executive Officer and Mr. Keith is President and Chief Operating Officer of Technology Leaders Management, Inc. and Mr. Keith, Mr. Lubert, Dr. Anderson, Jean C. Tempel, Mr. DeNino and Christopher Moller Ph.D., are the Managing Directors of Technology Leaders Management, Inc. Mr. Keith, Mr. Lubert, Dr. Anderson and Ms. Tempel are former officers of Safeguard.

Safeguard Scientifics (Delaware), Inc. a wholly-owned subsidiary of Safeguard, is a limited partner in each of Radnor Venture Partners, L.P. and Technology Leaders L.P., holding 13.7% of the limited partnership interests in Radnor Venture Partners, L.P. and 3.3% of the aggregate limited partnership interests in Technology Leaders L.P. SSI Management Company, Inc. owns approximately 60% of Radnor Venture Management Company. Technology Leaders Management, Inc. holds 30% of the general partnership interests in Technology Leaders Management, L.P. and 50% of the general partnership interests of Technology Leaders Curacao, N.V.

Each Selling Stockholder represented to the Company that it was acquiring its Shares without any present intention of effecting a distribution of those Shares. In recognition of the fact, however, that investors may want to be able to sell their shares when they consider it appropriate, in connection with the SCG Acquisition Agreement and Axiom Acquisition Agreement, the Company agreed to file the Registration Statement with the Commission to permit the public sale of the Shares and to use all reasonable efforts to keep the Registration Statement effective until the earlier of October 17, 1997 or the sale of all of the Shares pursuant to Rule 144 under the Securities Act or the Registration Statement.
The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective until all of the Shares have been sold pursuant to the Registration Statement or until registration of the Shares is no longer required by reason of Rule 144(k) under the Securities Act or other rules of similar effect.

                              PLAN OF DISTRIBUTION

The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts, subject to any contractual agreements by the Selling Stockholders with respect to sales and the requirements for the "pooling-of-interests" accounting method. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.

The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS

The supplemental consolidated financial statements of the Company included in this Prospectus have been included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of SCG incorporated by reference in this Prospectus and elsewhere have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of Axiom incorporated by reference in this Prospectus and elsewhere have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS



(a) Supplemental Consolidated Financial Statements
    ----------------------------------------------

        Report of Independent Accountants                               F-2

        Supplemental Consolidated Balance Sheets as of December 31,
          1994, and 1993                                                F-3

        Supplemental Consolidated Statements of Operations for the
          Years Ended December 31, 1994, 1993, and 1992                 F-4

        Supplemental Consolidated Statements of Stockholders' Equity
          for the Years Ended December 31, 1994, 1993, and 1992         F-5

        Supplemental Consolidated Statements of Cash Flows for the
          Years Ended December 31, 1994, 1993, and 1992                 F-6

        Notes to Supplemental Consolidated Financial Statements         F-7

(b) Supplemental Unaudited Interim Consolidated Financial Statements
    ----------------------------------------------------------------

        Supplemental Consolidated Balance Sheets as of September 30,
          1995 and December 31, 1994                                    S-1

        Supplemental Consolidated Statements of Operations for the
          Three and Nine Months Ended September 30, 1995 and 1994       S-2

        Supplemental Consolidated Statements of Cash Flows for the
          Nine Months Ended September 30, 1995 and 1994                 S-3

        Notes to Supplemental Interim Consolidated Financial
          Statements                                                    S-4

                       Report of Independent Accountants

The Board of Directors and Stockholders of
 Cambridge Technology Partners (Massachusetts), Inc.:

We have audited the supplemental consolidated balance sheets of Cambridge Technology Partners (Massachusetts), Inc., as of December 31, 1994 and 1993, and the related supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Cambridge Technology Partners (Massachusetts), Inc. and Axiom Management Consulting, Inc., on October 17, 1995, which has been accounted for as a pooling of interests as described in Note A to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Cambridge Technology Partners (Massachusetts), Inc. after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Technology Partners (Massachusetts), Inc., at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

As discussed in Note L to the supplemental consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.


Boston, Massachusetts                          /s/ Coopers & Lybrand L.L.P.
November 6, 1995

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                   SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                               December 31,
                                                          ---------------------
                                                            1994         1993
                                                          --------     --------
ASSETS
Current assets:
  Cash and cash equivalents                               $ 3,365      $ 3,512
  Investments held to maturity                             10,311          500
  Accounts receivable, less allowance of $449 and $400
    at December 31, 1994 and 1993, respectively            19,566       11,997
  Unbilled revenue on contracts                             1,298          155
  Prepaid expenses and other current assets                 2,191          724
                                                          -------      -------
    Total current assets                                   36,731       16,888

  Property and equipment, net                               5,344        2,182
  Other assets                                              1,482          827
  Deferred income taxes                                       215          510
  Goodwill, net                                             4,109            -
                                                          -------      -------
    Total assets                                          $47,881      $20,407
                                                          =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                        $ 3,293      $ 1,437
  Accrued expenses                                          7,127        2,542
  Deferred revenue                                          2,295          887
  Deferred income taxes                                       280          525
  Borrowings under revolving credit facility                1,501        1,009
  Income taxes payable                                        858        1,721
  Obligations under capital leases, current                   123          104
  Other current liabilities                                   193            -
                                                          -------      -------
    Total current liabilities                              15,670        8,225

Obligations under capital leases                               72          192
Other liabilities                                           1,023            -
Commitments and contingencies                                   -            -

Stockholders' equity:
  Common stock, $.01 par value, authorized 30,000,000
    shares; issued and outstanding 14,350,737 and
    13,327,627 at December 31, 1994 and 1993, respectively    143          133
  Additional paid-in capital                               15,974        4,410
  Unamortized portion of deferred compensation                 (9)         (66)
  Note receivable from officer                                 (8)         (62)
  Retained earnings                                        15,041        7,564
  Foreign currency translation adjustment                     (25)          11
                                                          -------      -------
    Total stockholders' equity                             31,116       11,990
                                                          -------      -------
    Total liabilities and stockholders' equity            $47,881      $20,407
                                                          =======      =======

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                                       Years Ended December 31,
                                                            -------------------------------------------
                                                               1994             1993             1992
                                                            ----------      ------------     ----------
Net revenues                                                  $83,477          $49,961         $82,119
Costs and expenses:
  Project personnel                                            34,690           20,782          13,499
  General and administration                                   13,230            8,034           4,515
  Sales and administration                                     10,233            7,117           5,117
  Other costs                                                  13,585            7,951           5,387
                                                              -------          -------         -------
    Total operating expenses                                   71,738           43,884          28,518
                                                              -------          -------         -------
Income from operations                                         11,739            6,077           3,601
Other income (expense):
  Interest income                                                 368               97              27
  Interest expense                                               (145)            (120)           (346)
  Equity in net loss of affiliate                                   -                -            (123)
  Foreign exchange gain                                            48                -               -
                                                              -------          -------         -------
Income before income taxes                                     12,010            6,054           3,159
Provision for income taxes                                      4,453            2,217             975
                                                              -------          -------         -------
Income before cumulative effect of change in
  accounting principle                                          7,557            3,837           2,184
Cumulative effect of change in account for
  income taxes                                                      -            1,204               -
                                                              -------          -------         -------
Net income                                                    $ 7,557          $ 5,041         $ 2,184
                                                              =======          =======         =======

Net income per share:
  Income before cumulative effect of change in
    accounting principle                                      $   .49          $   .27         $   .17
  Cumulative effect of change in accounting for
    income taxes                                                    -              .08               -
                                                              -------          -------         -------
  Net income                                                  $   .49          $   .35         $   .17
                                                              =======          =======         =======

Pro forma data (unaudited) (Note L):
  Historical income before taxes                              $12,010          $ 6,054         $ 3,159
  Provision for income taxes:
    Historical income taxes                                     4,453            2,217             975
    Pro forma increase to historical income taxes                 517              225             393
                                                              -------          -------         -------
  Income before cumulative effect of change in
    accounting principle                                        7,040            3,612           1,791
  Cumulative effect of change in accounting for
    income taxes                                                    -            1,204               -
                                                              -------          -------         -------
  Pro forma net income                                        $ 7,040          $ 4,816         $ 1,791
                                                              =======          =======         =======

  Pro forma net income per share (unaudited):
    Income before cumulative effect of change in
      accounting principle                                    $   .46          $   .26         $   .14
    Cumulative effect of change in accounting for
      income taxes                                                  -              .08               -
                                                              -------          -------         -------
    Pro forma net income                                      $   .46          $   .34         $   .14
                                                              =======          =======         =======
Weighted average number of common and
  common equivalent shares outstanding                         15,566           14,250          12,666
                                                              =======          =======         =======

 The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                                                                                      Additional
                                                                      Number of          Par           Paid-In        Unearned
                                                                       Shares           Value          Capital      Compensation
                                                                    ------------    ------------    ------------    ------------
Balance, December 31, 1991, as reported                             10,526,316      $        105    $     (3,040)   $       (178)
   Pooling of interests with The Systems Consulting Group, Inc.        722,764                 7              (6)              -
   Pooling of interests with Axiom Management Consulting, Inc,         332,352                 3              55               -
                                                                    ----------      ------------    ------------    ------------
Balance, December 31, 1991, as restated                             11,581,432               115          (2,991)           (178)

   Conversion of debt into common stock                                500,000                 5             995               -
   Issuance of common stock                                             50,000                 -             200               -
   Exercise of stock options                                           160,500                 2              50               -
   Notes receivable from employees for stock purchased
     under stock option plan                                                 -                 -             (50)              -
   Issuance of common stock under employee stock purchase plan         174,700                 2             347               -
   Notes receivable from employees for stock purchased under
     employee stock purchased plan                                           -                 -            (182)              -
   Amortization of unearned compensation associated with
     stock options                                                           -                 -               -              56
   Notes receivable from officer                                             -                 -               -               -
   Amortization of note receivable from officer                              -                 -               -               -
   Settlement of royalty obligation                                          -                 -           1,187               -
   Income tax benefit                                                        -                 -             686               -
   Axiom's conversion to S-Corporation                                       -                 -             335               -
   Dividend distribution                                                     -                 -               -               -
   Net income                                                                -                 -               -               -
                                                                    ----------      ------------    ------------    ------------
Balance, December 31, 1992                                          12,466,632               124             577            (122)

   Issuance of common stock in rights offering, net of issuance cost   800,000                 8           3,656               -
   Exercise of stock options                                            60,995                 1              76               -
   Income tax benefit related to stock option exercises                      -                 -             249               -
   Repayment of notes receivable from employees for
     stock purchased under employee stock purchase plan                      -                 -             182               -
   Amortization of unearned compensation
     associated with stock options                                           -                 -               -              56
   Amortization of note receivable from officer                              -                 -               -               -
   Foreign currency translation adjustment                                   -                 -               -               -
   Issuance of Axiom stock under restricted stock plan                       -                 -               6               -
   Dividend distribution                                                     -                 -               -               -
   Axiom's conversion to C-Corporation                                       -                 -            (335)              -
   Net income                                                                -                 -               -               -
                                                                    ----------      ------------    ------------    ------------
Balance, December 31, 1993                                          13,327,627               133           4,410             (66)

   Issuance of common stock in rights offering, net of issuance cost   500,000                 6           6,895               -
   Issuance of common stock through acquisition of IOS
     Group AB, net of issuance costs                                   425,000                 4           4,217
   Exercise of stock options                                            98,110                 1             304               -
   Income tax benefit related to stock option exercises                      -                 -             537               -
   Repayment of notes receivable from employees for
     stock purchased under employee stock purchase plan                      -                 -              14               -
   Amortization of unearned compensation associated with
     stock options                                                           -                 -               -              57
   Amortization of note receivable from officer                              -                 -               -               -
   Foreign currency translation adjustment                                   -                 -               -               -
   Issuance of Axiom stock under restricted stock plan                       -                 -              26               -
   Issuance of Axiom stock under stock agreement                             -                 -             297               -
   Repurchase of Axiom common stock                                          -                 -            (725)              -
   Dividend distribution                                                     -                 -               -               -
   Net income                                                                -                 -               -               -
                                                                    ----------      ------------    ------------    ------------
Balance, December 31, 1994                                          14,350,737      $        143    $     16,974    $         (9)
                                                                    ==========      ============    ============    ============

                                                                                                     Foreign
                                                                                     Receivable      Currency
                                                                                        from        Translation      Retained
                                                                                       Officer       Adjustment      Earnings
                                                                                    ------------    ------------    ------------
Balance, December 31, 1991, as reported                                             $       (104)   $          -    $        274
   Pooling of interests with The Systems Consulting Group, Inc.                                -               -             333
   Pooling of interests with Axiom Management Consulting, Inc,                                 -               -             412
                                                                                    ------------    ------------    ------------
Balance, December 31, 1991, as restated                                                     (104)              -           1,019

   Conversion of debt into common stock                                                        -               -               -
   Issuance of common stock                                                                    -               -               -
   Exercise of stock options                                                                   -               -               -
   Notes receivable from employees for stock purchased
     under stock option plan                                                                   -               -               -
   Issuance of common stock under employee stock purchase plan                                 -               -               -
   Notes receivable from employees for stock purchased under
     employee stock purchased plan                                                             -               -               -
   Amortization of unearned compensation associated with
     stock options                                                                             -               -               -
   Notes receivable from officer                                                             (49)              -               -
   Amortization of note receivable from officer                                               33               -               -
   Settlement of royalty obligation                                                            -               -               -
   Income tax benefit                                                                          -               -               -
   Axiom's conversion to S-Corporation                                                         -               -               -
   Dividend distribution                                                                       -               -             (21)
   Net income                                                                                  -               -           2,184
                                                                                    ------------    ------------    ------------
Balance, December 31, 1992                                                                  (115)              -           3,182

   Issuance of common stock in rights offering, net of issuance cost                           -               -               -
   Exercise of stock options                                                                   -               -               -
   Income tax benefit related to stock option exercises                                        -               -               -
   Repayment of notes receivable from employees for
     stock purchased under employee stock purchase plan                                        -               -               -
   Amortization of unearned compensation
     associated with stock options                                                             -               -               -
   Amortization of note receivable from officer                                               53               -               -
   Foreign currency translation adjustment                                                     -              11               -
   Issuance of Axiom stock under restricted stock plan                                         -               -               -
   Dividend distribution                                                                       -               -            (280)
   Axiom's conversion to C-Corporation                                                         -               -            (379)
   Net income                                                                                  -               -           5,041
                                                                                    ------------    ------------    ------------
Balance, December 31, 1993                                                                   (62)             11           7,564

   Issuance of common stock in rights offering, net of issuance cost                           -               -               -
   Issuance of common stock through acquisition of IOS
     Group AB, net of issuance costs
   Exercise of stock options                                                                   -               -               -
   Income tax benefit related to stock option exercises                                        -               -               -
   Repayment of notes receivable from employees for
     stock purchased under employee stock purchase plan                                        -               -               -
   Amortization of unearned compensation associated with
     stock options                                                                             -               -               -
   Amortization of note receivable from officer                                                54               -               -
   Foreign currency translation adjustment                                                     -             (35)              -
   Issuance of Axiom stock under restricted stock plan                                         -               -               -
   Issuance of Axiom stock under stock agreement                                               -               -               -
   Repurchase of Axiom common stock                                                            -               -               -
   Dividend distribution                                                                       -               -             (80)
   Net income                                                                                  -               -           7,557
                                                                                    ------------    ------------    ------------
Balance, December 31, 1994                                                          $         (8)   $        (25)   $     15,041
                                                                                    ============    ============    ============

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                     Years Ended December 31,
                                                              --------------------------------------
                                                                 1994          1993          1992
                                                               --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $  7,557      $  5,041      $  2,184
Amounts that reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                   1,708           556           279
  Amortization of imputed interest                                    -             -           271
  Cumulative effect of change in accounting
    for income taxes                                                  -        (1,204)            -
  Provision for deferred income taxes                                51           255           249
  Amortization of unearned compensation                              57            56            56
  Note receivable from officer                                       54            53           (11)
  Equity in net loss of affiliate                                     -             -           123
  Income tax benefit                                                  -             -           686
  Increase in accounts receivable                                (6,674)       (4,274)       (4,238)
  (Increase) decrease in unbilled revenue on contracts           (1,228)          400          (342)
  Increase in prepaid expenses and other current assets          (1,041)          (84)         (184)
  Increase in other assets                                         (647)         (848)         (408)
  Increase in accounts payable                                    1,633           516           459
  Increase in accrued expenses                                    3,744           338         1,418
  Increase (decrease) in deferred revenue                         1,278        (1,440)        1,413
  Increase (decrease) in due to stockholders                          -          (134)          134
  Increase (decrease) in income taxes payable                    (1,005)        1,683             -
  Other, net                                                        361           (13)            3
                                                               --------      --------      --------
    Net cash provided by operating activities                     5,848         1,401         2,092
                                                               --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment                              (3,747)       (1,202)         (858)
Purchase of investments held to maturity                        (23,136)         (500)            -
Maturity of investments held to maturity                         13,376             -             -
Cash used in acquisition of business, net of cash acquired         (251)            -             -
                                                               --------      --------      --------
    Net cash used in investing activities                       (13,758)       (1,702)         (858)
                                                               --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit arrangements, net                           101           195           314
Issuance of common stock, net of issuance costs                   6,900         3,664           200
Repayment of promissory note payable to stockholder                   -        (2,682)            -
Proceeds from promissory note payable to stockholder                  -             -         2,682
Repayment of royalty obligation                                       -             -        (3,344)
Proceeds from long-term debt                                        183         2,500             -
Repayment of long-term debt and capital leases                     (125)       (2,560)            -
Dividend distributions                                              (80)         (280)          (21)
Proceeds from repayment of notes under employee
  stock purchase plan                                                 -           182             -
Proceeds from exercise of stock options and
  related income tax benefits                                       842           325             2
Other, net                                                          (50)            -             -
                                                               --------      --------      --------
Net cash provided by (used in) financing activities               7,771         1,344          (167)
                                                               --------      --------      --------

Effect of foreign exchange rate changes on cash                      (8)            -             -

Net (decrease) increase in cash and cash equivalents               (147)        1,043         1,067
Cash and cash equivalents at beginning of period                  3,512         2,469         1,402
                                                               --------      --------      --------
Cash and cash equivalents at end of period                     $  3,365      $  3,512      $  2,469
                                                               ========      ========      ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

A. Pooling of Interests
   --------------------

On October 17, 1995, Cambridge Technology Partners (Massachusetts), Inc. (the "Company") acquired all of the outstanding shares of capital stock of Axiom Management Consulting, Inc.("Axiom"). The acquisition was accomplished through an exchange of approximately 342,000 shares (consisting of approximately 332,000 shares of the Company's common stock and options to purchase approximately 10,000 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom, formed in 1988, is a California-based management consulting firm specializing in business process re-engineering services for primarily Fortune 1000 companies. Axiom currently operates as a wholly owned subsidiary of the Company.

On August 14, 1995, the Company acquired all of the outstanding shares of capital stock of The Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of approximately 758,000 shares (consisting of approximately 723,000 shares of the Company's common stock and an option to purchase approximately 35,000 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting. SCG, founded in 1988, has offices in Miami and Chicago and approximately 200 employees. SCG focuses on evaluation and implementation of software packages for financial reporting and consolidation, human resources/payroll, remote work force automation, manufacturing, and retail distribution. SCG also specializes in emerging technologies and techniques, such as imaging, cooperative processing, and wireless communications. SCG currently operates as a wholly owned subsidiary of the Company.

The accompanying supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the acquisitions of SCG and Axiom. Generally accepted accounting principles proscribe giving effect to consummated business combinations accounted for by the pooling of interests method in financial statements that do not include the date of consummation. Therefore, all prior period historical consolidated financial statements presented herein have been restated to include the financial position, result of operations, and cash flow of SCG and Axiom. The supplemental consolidated financial statements presented herein do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company as filed in any subsequent consolidated financial statements covering the dates of consummation of these business combinations. In addition, reference should be made to the unaudited pro forma combined balance sheet and statements of operations for the Company and SCG as filed in the Company's Form 8-K dated August 21, 1995, and the unaudited pro forma combined balance sheet and statements of operations for the Company and Axiom as filed in the Company's Form 8-K dated October 16, 1995. Costs related to the acquisitions of SCG and Axiom are not included in the accompanying supplemental consolidated results of operations.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

B.  Summary of Significant Accounting Policies
    ------------------------------------------

Basis of Reporting

The Company provides information technology consulting and software development and implementation services to organizations with large-scale information processing and distribution needs who are utilizing or migrating to open systems computing environments. The accompanying supplemental consolidated financial statements include the accounts of all of the Company's majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform with current period presentation. In February 1994, the Company acquired 100% of the stock of IOS Group AB, which the Company renamed to Cambridge Technology Partners Scandinavia AB ("CTP Scandinavia"). CTP Scandinavia carries on the Company's software development and information technology consulting services in Northern Europe. In December 1994, Cambridge Technology Partners International, Inc., a wholly owned subsidiary of the Company, was formed to hold 1%, with the Company holding 99%, of Cambridge Technology Partners Deutschland GmbH which was formed in January 1995 to conduct the Company's services in Germany. As discussed in Note A, the Company acquired all of the outstanding capital stock of SCG and Axiom in August and October of 1995, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase and whose costs approximate market value due to the short maturity of the investments.

Investments

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Under FAS 115, debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses including in earnings; and debt and equity securities not classified as either held to maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. At December 31, 1994 and 1993, reported investments approximated market value. All of the Company's investments held to maturity at December 31, 1994, matures within one year from the date of purchase. The adoption of FAS 115 had no impact on the Company's consolidated statements of operations or stockholders' equity.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Property and Equipment

Property and equipment, which consist principally of computer equipment, furniture and fixtures, and leasehold improvements, are stated at cost. Repairs and maintenance costs are charged to operations when incurred, while betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets which range from four to fifteen years. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Intangible Assets

Organization costs, included in other assets, are being amortized on a straight-line basis over five years. At December 31, 1994 and 1993, accumulated amortization of organization costs were $94,000 and 69,500, respectively.

Goodwill, related to the acquisition of CTP Scandinavia, is being amortized over six years on a straight-line basis. At December 31, 1994, accumulated amortization was $682,000.

Revenue Recognition

The Company derives substantially all of its revenues from information technology consulting and software development and implementation services. The Company operates in one industry segment, software development and implementation services. Revenues derived from any maintenance and support services are immaterial to the consolidated financial statements of the Company. Revenues from software development contracts are recognized primarily on the percentage of completion method. The cumulative impact of any revision in estimates of the percent complete is reflected in the year in which the changes become known. Losses on projects in progress are recognized when known. Net revenues exclude reimbursable expenses charged to clients. Revenues from SCG and Axiom's consulting and implementation services are recognized as the service is provided, principally on a time and materials basis.

Deferred revenue consists principally of amounts received in advance for information technology consulting and software development and implementation services, which will be recognized upon performance, and amounts received from clients in excess of revenue recognized to date.

Translation of Foreign Currencies and Foreign Exchange Transactions

The functional currency of all of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the reporting period. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

substantially liquidated. Gains or losses resulting from foreign currency transactions are included in the results of operations.

Supplemental Cash Flow Information

Supplemental disclosures of cash flow information are presented as follows (in thousands):

                                                1994    1993    1992
                                               ------  ------  ------
        Cash paid during the period for:
           Interest                            $  186  $  234  $  16
           Income taxes                         4,817      45     16

During 1994, the Company exchanged 425,000 shares of its common stock for 100% of the outstanding shares of CTP Scandinavia. Also in 1994, Axiom repurchased 200,000 shares of its common stock for $725,000 (see Note O).

During 1993, capital lease obligations of $356,000 were incurred by the Company for the acquisition of certain equipment.

During 1992, the following material noncash financing transactions occurred:
(i) 500,000 shares of common stock issued in consideration of the retirement of a $1,000,000 note payable; (ii) the Company settled the remaining balance of $3,869,000 on a royalty obligation payable to Cambridge Technology Group, Inc. ("CTG") for $2,682,000 in cash and the remaining balance of $1,187,000 was reversed against additional paid-in capital; and (iii) of the aggregate consideration of $349,000 received for the issuance of 200,000 shares of common stock under the Employee Stock Purchase Agreements (see Note I), $182,000 of collateralized promissory notes were entered into and recorded as a reduction of additional paid-in capital, and $164,000 was included in prepaid and other current assets at December 31, 1992.

Concentration of Credit Risk

The Company provides its services primarily to Fortune 1000 companies and other corporations. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses, and such losses have been within management's expectation. No single customer accounted for 10% or more of total net revenues for the years ended 1994, 1993, and 1992.

                             CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC. NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

c.  Acquisition
    -----------

In February 1994, the Company acquired 1% of the stock of IOS Group AB (now CTP Scandinavia) for 425,000 shares of the Company's common stock, valued on the date of acquisition at $4,221,000 and $1,000 in cash. CTP Scandinavia is a Swedish-based corporation which provides open systems information technology and software development services in an enterprise-wide, client/server environment.

The 425,00 shares of common stock issued are restricted, as to sale or transfer, for eighteen months from the date of acquisition. The acquisition has been accounted for as a purchase and, accordingly, the results of CTP Scandinavia have been included in the Company's consolidated financial statements from the date of acquisition. At the time of the acquisition, the two senior managers of CTP Scandinavia entered into employment agreements with CTP Scandinavia providing for a five-year employment term and a bonus plan based upon the financial performance of CTP Scandinavia. In connection with the acquisition, the Company also guaranteed the payment of a bank loan of these managers in the principal amount of $3.0 million due February 1996. The bank loan is collateralized by the 225,000 shares issued at the time of the acquisition.

The Company has allocated the purchase price of $4,592,000, which includes associated costs of $370,000, to the underlying assets and liabilities of CTP Scandinavia based upon their respective fair values at the time of the acquisition. The excess (approximately $4,791,000) of the Company's purchase price over the fair value of CTP Scandinavia's net assets is being amortized over six years.

The unaudited pro forma information which combines the supplemental consolidated results of operations of the Company and CTP Scandinavia as if the acquisition had occurred at the beginning of the periods presented are presented in the table on the next page. The pro forma results do not purport to be indicative of what would have occurred had the acquisition been consummated as of the beginning of the respective periods or of future operations of the combined company.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS-(continued)

                                                        Years Ended
                                                        December 31,
                                                    -------------------
        (in thousands)                                1994       1993
                                                    --------   --------

        Net revenues                                 $84,291    $55,970
                                                    ========   ========
        Income before cumulative effect of
          change in accounting principle             $ 7,371    $ 3,266
        Cumulative effect of change in
          accounting for income taxes                      -      1,204
                                                    --------   --------
        Net income                                   $ 7,371    $ 4,470
                                                    ========   ========
        Net income per share:
          Income before cumulative effect of change
            in accounting principle                    $0.47      $0.23
          Cumulative effect of change in accounting
            for income taxes                               -       0.08
                                                    --------   --------
          Net income                                   $0.47      $0.31
                                                    ========   ========

D.  Accounts Receivable
    -------------------

Accounts receivable consist of the following (in thousands):

                                                December 31,
                                              ---------------
                                               1994     1993
                                              ------- -------
          Contracts in process                $14,526 $ 6,104
          Completed contracts                   5,489   6,293
                                              ------- -------
                                               20,015  12,397

          Less: Allowance for doubtful
            accounts                              449     400
                                              ------- -------
                                              $19,566 $11,997
                                              ======= =======

In accordance with state government practices, a governmental client withholds a percentage of invoiced receivables as retention. At December 31, 1994 and 1993, retention receivable totaled $1,331,000 and $463,000, respectively, and were included in other assets. Due to the contractual time period given to the governmental client for final review of completed projects, the Company received payments of approximately 25% in the July of 1995 on the retention receivable at December 31, 1994, with the remainder to be received in 1996.

E.  Investment in Affiliates
    ------------------------

The Company had a 6.3% investment interest in AdValue Media Technologies, Inc.("AdValue") (formerly AdValue Network ("AVN"), a partnership which was formed in 1991 to develop, test,

"

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)


and market a centralized spot advertising computer software package). AdValue was incorporated in December 1993 to serve as the successor entity to AVN. The investment was accounted for using the equity method. On May 19, 1995, the Company sold its interest in AdValue (see Note P). The balance (in thousands) was as follows:

        Balance at December 31, 1991                    $  123
        Equity in net loss of affiliate                   (123)
                                                        -------
        Balance at December 31, 1992, 1993, and 1994    $    -
                                                        -------

F.  Property and Equipment
    ----------------------

Property and equipment consists of the following (in thousands):

                                                        December 31
                                                      ---------------
                                                       1994     1993
                                                      ------   ------
        Equipment                                     $6,922   $2,816
        Furniture and fixtures                         1,048      947
        Motor Vehicles                                   121        -
        Computer software                                145      103
        Leasehold improvements                           434      200
                                                      ------   ------
        Total cost                                     8,670    4,066
        Less accumulated depreciation                  3,326    1,884
                                                      ------   ------
                                                      $5,344   $2,182
                                                      ======   ======

Depreciation expense for 1994, 1993, and 1992 was $1,019,000, $532,000, and
$255,000, respectively.

G.  Accrued Expenses
    ----------------

Accrued expenses consists of the following (in thousands):

                                                        December 31,
                                                      ----------------
                                                       1994      1993
                                                      -------  -------
        Accrued payroll and payroll related expenses   $ 3,298  $ 1,477
        Accrued other expenses                           2,858     847
        Accrued value added tax                            677       -
        Deferred rent                                      294     218
                                                       ------- -------
                                                       $ 7,127 $ 2,542
                                                       ======= =======


              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

H. Revolving Credit Facility
   -------------------------

The Company maintains a $10.0 million uncollateralized revolving credit facility (the "Facility"), with Fleet Bank of Massachusetts, N.A. ("Fleet Bank"). The Facility bears interest at a rate per annum equal to Fleet Bank's prime rate in effect from time to time, payable monthly in arrears commencing with the advance of funds. Amendments to the Facility made in July 1994 included, among other things, an increase in the amount available under the Facility from $5.0 million to $10.0 million, extension of the expiration to June 30, 1996, from June 30, 1994, reduction of facility fee from 0.5% to 0.25% of the revolving commitment, deletion of the borrowing base, and revision of certain financial covenants. The Facility requires, among other things, the Company to maintain certain financial ratios. Failure to maintain compliance would entitle the lender to demand immediate repayment of any amounts drawn down on the Facility. At December 31, 1994 and 1993, the Company was in compliance with these financial ratio requirements. As of December 31, 1994 and 1993, no borrowings have been made under the Facility.

In connection with the Company's initial revolving credit facility with Fleet Bank entered into on February 1, 1993 (amended as of July 11, 1994), the Company also obtained a $2.5 million term note. The Company used the proceeds from the $2.5 million term note plus $182,000 in cash to repay a $2,682,000 promissory note to Safeguard Scientifics, Inc. ("Safeguard") (a stockholder of the Company) (see Note I). In May 1993, the term note was repaid with proceeds from the Company's public offering of common stock.

SCG maintained a $1.0 million revolving credit facility with Barnett Bank of South Florida, N.A. ("Barnett Bank"). This revolving credit facility bore interest at a rate per annum equal to Barnett Bank's prime rate in effect from time to time plus 1.50%, payable monthly. The maximum borrowing was limited to seventy-five percent of SCG's eligible accounts receivable, as defined in the agreement. The revolving credit facility was collateralized by all non-realty assets of SCG and the former stockholders of SCG had extended joint and several personal guarantees. The revolving credit facility also subjected SCG to certain restrictions and covenants related to, among other things, tangible net worth, leverage ratio, and interest coverage. As of and for the years ended December 31, 1994 and 1993, SGC was in compliance with these financial ratio requirements. At December 31, 1994 and 1993, amounts outstanding under this revolving credit facility were $1.0 million and $425,000, respectively. On June 13, 1995, the term under this revolving credit facility was extended to June 30, 1996, with maximum allowable borrowings increased to $2.5 million. On September 29, 1995, the Company terminated SCG's revolving credit facility with Barnett Bank and repaid all of the outstanding balance under this revolving credit facility.

Axiom maintains a $1.25 million revolving credit facility with Wells Fargo Bank, N.A. ("Wells Fargo"). This revolving credit facility bears interest at a rate per annum equal to the prime rate in effect from time to time plus .25%, payable monthly. Axiom's revolving credit facility is collateralized by all accounts receivable and equipment and certain former stockholders of Axiom have extended personal guarantees. Upon consummation of the acquisition, the personal

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

guarantees are no longer in effect. The revolving credit facility also subjects Axiom to certain financial restrictions and covenants related to, among other things, tangible net worth, debt to tangible net worth, and earnings before interest, taxes, depreciation, and amortization. As of and for the years ended December 31, 1994 and 1993, Axiom was in compliance with these financial restrictions and covenants. At December 31, 1994 and 1993, amounts outstanding under Axiom's revolving credit facility were $501,000 and $584,000, respectively. The Company expects to repay all outstanding amounts and terminate this revolving credit facility in the fourth quarter of 1995.

I.  Stockholders' Equity and Other Stock Related Information
    --------------------------------------------------------

Rights Offering

On May 24, 1993, the Company and its principal stockholder completed a rights offering involving the sale of 800,000 shares of the Company's common stock which were issued by the Company and approximately 1.8 million shares of the Company's common stock which were held by the principal stockholder. Prior to this offering, there had been no public market for the Company's common stock or rights. The net proceeds to the Company from the sale of the 800,000 shares of common stock sold by the Company were $3,664,000 after deducting offering expenses of $216,000 allocable to the Company. The Company used a portion of the proceeds to repay the outstanding principal balance of a $2.5 million term note with Fleet Bank entered into on February 1, 1993.

Common Stock Offering

On April 6, 1994, the Company and certain stockholders of the Company completed a public offering of common stock involving the sale of 500,000 shares of the Company's common stock issued by the Company and two million shares of the Company's common stock held by the existing stockholders. The net proceeds to the Company from the sale of the 500,000 shares of common stock sold by the Company were $6.9 million, after deducting offering expenses. The Company expects to use the proceeds for general corporate purposes, including working capital to support the expansion of its North America and international operations and to fund capital expenditures and possible acquisitions.

Stock Option Plans

Under the Company's 1991 Stock Option Plan (the "Option Plan"), the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors, officers, and other key individuals. The Management Resource Committee of the Board of Directors administers the Option Plan. Options generally vest ratably over a four year period and expire ten years from the date of grant.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Stock option activity, both incentive and nonqualified, under the Option Plan is presented as follows:


                                                Option        Option
                                                Shares         Price
                                              ---------    -------------

   Outstanding at December 31, 1991             904,600    $ 0.10-$ 1.00
      Granted                                   702,400    $ 2.00-$ 4.00
      Exercised                                 160,500    $ 0.10-$ 2.00
      Canceled                                   81,750    $ 1.00-$ 2.00
                                              ---------    -------------

   Outstanding at December 31, 1992           1,364,750    $ 0.10-$ 4.00
      Granted                                   737,970    $ 5.00-$17.75
      Exercised                                  60,995    $ 1.00-$ 2.00
      Canceled                                  112,109    $ 1.00-$17.13
                                              ---------    -------------

   Outstanding at December 31, 1993           1,929,616    $ 0.10-$17.75
      Granted                                 1,100,571    $14.75-$18.94
      Exercised                                  98,110    $ 1.00-$15.50
      Canceled                                   82,417    $ 1.00-$16.50
                                              ---------    -------------
   Outstanding at December 31, 1994           2,849,660    $ 0.10-$18.94
                                              =========    =============


At December 31, 1994, 1993, and 1992, 1,038,749, 536,368, and 211,107 options were exercisable, respectively, under the Option Plan. On December 9, 1993, the Company's Board of Directors amended the Option Plan to increase the number of shares of common stock authorized for issuance under the Option Plan from 2,000,000 to 3,000,000. On December 14, 1994, the Company's Board of Directors further amended the Option Plan, which was subsequently approved by stockholders in the Company's annual meeting of stockholders in May 1995, to increase the number of shares of common stock authorized for issuance under the Option Plan from 3,000,000 to 4,000,000.

SCG entered into a stock option agreement with one employee during 1989. This agreement granted thirty-nine stock options at an exercise price equal to the fair market value of the stock on the date of grant, which was $50 per share. The options vested ratably over four years and were fully vested at December 31, 1993. In connection with the Company acquisition of SCG, the Company assumed all outstanding options to purchase shares of capital stock of SCG and converted them into an option to purchase approximately 35,000 shares of the Company's common stock, as of August 14, 1995, at an exercise price of $.06 per share.

During 1993, Axiom established an Incentive and Non-statutory Stock Option Plan (the "Axiom Option Plan") to provide selected eligible employees the right to purchase common stock of Axiom. The Axiom Option Plan provided for the granting of options to purchase up to 240,000 shares issuable as either Incentive Stock Options or Non-statutory Stock Options, as approved by

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Axiom's former Board of Directors. The exercise price, determined by Axiom's former Board of Directors, could not be less than the fair market value of the stock at the date of issuance. A summary of the Axiom Option Plan activity for the three years ended December 31, 1994, 1993, and 1992 is as follows:

                                                 Axiom           Option
                                             Option Shares        Price
                                             -------------    ------------
        Outstanding at December 31, 1992               -         -
           Granted                                24,575       $0.20-$5.00
           Exercised                                   -         -
           Canceled                                    -         -
                                                 -------       -----------

        Outstanding at December 31, 1993          24,575       $0.20-$5.00
           Granted                                13,250       $0.20-$5.00
           Exercised                                   -          -
           Canceled                                1,075       $0.20-$5.00
                                                 -------       -----------

        Outstanding at December 31, 1994          36,750       $0.20-$5.00
                                                 =======       ===========

As of December 31, 1994, 4,915 options were exercisable under the Axiom Option Plan. No shares were exercisable at December 31, 1993.

In connection with the Company's acquisition of Axiom, the Company assumed all outstanding options to purchase shares of capital stock of Axiom and converted them into options to purchase approximately 10,000 shares of the Company's common stock, as of October 17, 1995, at an exercise price of $.48 per share.

Employee Stock Purchase Plans

On December 14, 1994, the Board of Directors adopted, subsequently approved by stockholders in the annual meeting of stockholders in May 1995, the Company's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Company has authorized 500,000 shares of the Company's common stock for purchases under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase up to 500 shares per payment period of common stock of the Company, subject to limitations provided by Section 423(b) of the Internal Revenue Code, through accumulated payroll deductions. The purchases can be made twice per year at a price equal to the lesser of (i) 85% of the average market price of the Company's common stock on the first business day of the payment period and
(ii) 85% of the average market price of the Company's common stock on the last day of the payment period. Annual payment periods consists of two six-month periods, January 15 through July 14 and July 15 through January 14.

In September 1992, the Company authorized the issuance of an aggregate 200,000 shares of common stock to certain employees and members of management pursuant to Employee Stock

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS),INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Purchase Agreements at a fair value of $2.00 per share. The $2.00 per share price was determined to be the fair value of the Company's common stock at the date of the authorization of the plan. Of the 200,000 shares authorized, 174,700 shares of common stock were purchased at an aggregate consideration of $349,000. Of this amount, $3,000 was collected in cash prior to December 31, 1992, $164,000, included in prepaid and other current assets at December 31, 1992, was collected subsequent to year end, and $182,000 of collateralized promissory notes were entered into. The notes bore interest at a rate of 5% per annum. The notes were recorded as a reduction of additional paid-in capital. The notes were collected during 1993.

Settlement of Royalty Obligation

As part of the organization of the Company, the Company was obligated to pay to CTG $5.0 million in quarterly installments through February 1997 beginning after January 1, 1992. On December 28, 1992, this royalty obligation was settled in full through the payment of $2,682,000 in cash and the remaining obligation balance of $1,187,000 was reversed against additional paid-in capital. This repayment was funded by the proceeds of a promissory note which the Company issued to Safeguard in December 1992. The promissory note was subsequently repaid in February 1993 with the proceeds from the Company's term note with Fleet Bank (see Note H).

Note Receivable from Officer

During 1991, the Company issued 526,316 shares of common stock to an officer of the Company and charged $347,000 to compensation expense. The Company, at the date of the issuance and in April 1992, approved a $104,000 note receivable and a $49,000 note receivable, respectively, to the officer to finance a portion of the tax liabilities arising from the purchase of the common stock. The notes are due the earlier of (i) the date of the officer is no longer employed by the Company or (ii) February 28, 1995. The notes bore interest at an annual rate of 7.1% and 5.2%, respectively, which was payable at maturity. The amount of the notes was expensed through February 28, 1995 as the officer had received a bonus of $153,000 for continued employment through such date.

Notes Receivable from Employees

In connection with the exercise of 158,750 options in December 1992, the Company approved $261,000 of collateralized notes receivable from three employees to finance both the purchase of the stock and the tax liabilities arising from the transactions. Principal payments commence July 1, 1996 and are due semi-annually through January 1, 1998. The notes bear interest at an annual rate of 6.15% payable annually on the last day of each year commencing December 31, 1993, through the final principal payment on the note. The portion of the notes receivable to finance the purchase of stock totaling $50,000 has been recorded as a reduction of additional paid-in capital. At December 31, 1994 and 1993, notes receivable from employees were $22,000 and $227,000, respectively, and are included in other assets.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS-(continued)

Preferred Stock

The certificate of incorporation was amended and restated, in December 1992, to increase the number of authorized shares of capital stock to include 2,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. The Board of Directors is authorized, subject to certain limitations prescribed by law to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series. The Company has not issued and has no present plans to issue any shares of preferred stock.

Warrants

In December 1992, the Company issued warrants to Safeguard for the purchase of 300,000 shares of common stock at a price of $6.00 per share. The warrants are exercisable for a five year period from the date of issuance. As of December 31, 1994, no warrants were exercised. The warrants were issued in consideration of Safeguard's commitment to guarantee a credit facility and a term note totaling $3.5 million for the Company. Under the Company's Facility, Safeguard's guarantee was subsequently released.

Dividends

The Facility with Fleet Bank prohibits the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without the bank's prior consent. The Company currently intends to retain future earnings for use in its business and, therefore, does not expect to pay dividends in the foreseeable future.

Dividend distributions made by SCG were principally for reimbursement of income tax liabilities of its former stockholders due to SCG's S-Corporation tax status prior to the acquisition. Subsequent to SCG's dividend declaration made in July 1995, the Company intends to retain future earnings of SCG for use in its business.

J.  Lease Commitments
    -----------------

On June 4, 1992, the Company entered into, among other building and equipment leases, a lease for a building in Cambridge, Massachusetts, that is used as its corporate headquarters. The building is owned by a trust, the sole beneficiary of which is the Chairman of the Company. The initial lease expires in August 2007, and is renewable for two additional five year terms. The lease provides for increases, beginning in September 1995, based upon increases in the Consumer Price Index-Urban Wage Earners and Clerical Workers, U.S. City Average, All Items ("CPI").

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Minimum future lease commitments under noncancelable operating leases for buildings and equipment in effect at December 31, 1994, are presented as follows (in thousands):

        1995                                                    $ 2,848
        1996                                                      2,449
        1997                                                      1,985
        1998                                                      1,825
        1999                                                      1,565
        Thereafter                                                6,665
                                                                -------
           Total minimum lease payments                         $17,337
                                                                =======

For the years ended December 31, 1994, 1993, and 1992, rental expense under all leases was approximately $2,648,000, $1,456,000 and $844,000, respectively, of which approximately $775,000, $752,000, and $230,000, respectively, related to the trust described above.

Minimum future lease commitments under noncancelable capital leases for equipment at December 31, 1994, are presented as follows (in thousands):

        1995                                                      $ 152
        1996                                                         62
        1997                                                          5
                                                                  -----
        Total minimum payments                                      219
        Less amounts representing interest                          (24)
                                                                  -----
        Present value of minimum lease payments                     195
        Current portion                                             123
                                                                  -----
        Long-term obligation                                      $  72
                                                                  =====

Equipment under capital leases, included in property and equipment, amounted to $356,000 at December 31, 1994 and 1993, and the related accumulated depreciation was $160,000 and $75,000 at December 31, 1994 and 1993, respectively.

K.  Other Costs
    -----------

Other costs consist of the following (in thousands):


                                                 1994     1993     1992
                                                -------  -------  -------
        Facility costs and related expenses     $ 5,180  $ 2,788  $ 1,935
        Nonbillable project expenses              5,572    3,343    2,023
        Nonbillable staff travel                  2,440    1,471      762
        Education and training                      393      258      136
        Third party commissions                       -       91      531
                                                -------  -------  -------
                                                $13,585  $ 7,951  $ 5,387
                                                =======  =======  =======

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

L.  Income Taxes
    ------------

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) effective January 1, 1993. Deferred income taxes under the liability method required by FAS 109 reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is recognized if it is more likely than not that some portion of the deferred tax asset will not be realized. The cumulative effect of the adoption of FAS 109 as of January 1, 1993, was to increase net income by $1,204,000, or $0.08 per share.

The Company's deferred tax assets and liabilities are comprised of the tax benefits and (costs) associated with the following items as of December 31, 1994 and 1993, respectively (in thousands):


        Assets/(Liabilities)                            1994    1993
        --------------------                           ------  ------
        Tax basis of software technology               $ 864   $1,104
        Cash to accrual differences                     (520)    (765)
        Fixed asset depreciation                        (211)     (70)
        Reserves and accruals                            351      215
        Other, net                                        19       69
        Valuation allowance for deferred tax asset      (568)    (568)
                                                       -----   ------
                                                       $ (65)  $  (15)
                                                       =====   ======

The valuation allowance has been established in conjunction with certain tax deductions generated upon the formation of the Company which were not treated as expenses for financial statement purposes.

The components of the income tax provision for the years ended December 31, 1994, 1993, and 1992, are presented below (in thousands):


                                                1994      1993     1992
                                              --------  --------  ------
        Current:
           Federal                            $ 3,495   $ 1,462   $ 573
           State                                  907       500     153
                                              -------   -------   -----
                                                4,402     1,962     726

        Deferred:
           Federal                                 45       195     172
           State                                    6        60      77
                                              -------   -------   -----
                                                   51       255     249
                                              -------   -------   -----
        Total                                 $ 4,453   $ 2,217   $ 975
                                              =======   =======   =====

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Upon the formation of the Company, certain deductions were generated for income tax purposes which are not treated as expenses for financial statement purposes. The Company's tax payments will be reduced by such additional tax deductions. For years prior to 1993, the benefit of such tax savings is not reflected as a benefit to the tax provision. A portion of these benefits for additional tax deductions were reported as deferred income taxes payable. For the year ended December 31, 1992, $686,000 was credited to additional paid-in capital as a result of these tax deductions. Upon the adoption of FAS 109, the future tax benefit of these deductions was recognized as a deferred tax asset and included in the cumulative effect of the change in accounting principle. Deferred income taxes of $249,000 for the year ended December 31, 1992, relate principally to the difference between book and tax accounting for options and amortization of assets acquired upon the formation of the Company.

The provision for income taxes on a pro forma basis is as follows (in thousands) (unaudited):

                                         1994      1993      1992
                                       --------  --------  --------
         Current:
         Federal                       $ 3,556   $ 1,569   $   543
         State                             914       517       148
                                       -------   -------   -------
                                         4,470     2,086       691
     Deferred:
         Federal                           428       281       514
         State                              72        75       163
                                       -------   -------   -------
                                           500       356       677
                                       -------   -------   -------
     Total                             $ 4,970   $ 2,442   $ 1,368
                                       =======   =======   =======


The table below reconciles the expected U.S. federal income tax provision (34% applied to income before income taxes) to the recorded income tax provision (dollars in thousands):

                                             1994            1993            1992
                                        --------------  --------------  --------------
  Computed "expected"
    tax provision                       $4,083  34.0%   $2,058  34.0%   $1,074  34.0%
  State income taxes, net of
    federal income tax benefit             545   4.5       349   5.8       152   4.8
  Goodwill                                 191   1.6         -     -         -     -
  Nondeductible fees                         -     -         -     -        46   1.5
  Change in valuation allowance              -     -      (101) (1.7)        -     -
  Non-taxable S-Corporation income        (428) (3.5)     (191) (3.2)     (309) (9.8)
  Other,net                                 62   0.5       102   1.7        12   0.4
                                        ------  -----   ------  -----   ------  -----
                                        $4,453  37.1%   $2,217  36.6%   $  975  30.9%
                                        ======  =====   ======  =====   ======  =====


Prior to the acquisition on August 14, 1995, SCG had elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, the individual stockholders are deemed to have received a pro rata distribution of taxable income of SCG (whether or not an actual

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

distribution was made), which is included in their taxable income. Accordingly, SCG did not provide for income taxes. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of SCG, is presented on the pro forma data section of the accompanying supplemental consolidated statements of operations.

Axiom elected S-Corporation tax reporting status effective January 1, 1992 and therefore, no provision for income taxes was provided in 1992 and net deferred liabilities for Axiom at December 31, 1991 of $335,000 were adjusted to stockholders' equity in 1992. Effective January 1, 1993, Axiom elected C-Corporation tax reporting status and the cumulative deferred tax liabilities at December 31, 1992, of $714,000 were recorded with a charge to stockholders' equity of $335,000 and retained earnings of $379,000 in 1993. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of Axiom in 1992, is presented in the pro forma data section of the accompanying supplemental consolidated statements of operations.

M. Net Income Per Share
   --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), the assumed issuance of approximately 723,000 shares of common stock and an option to purchase approximately 35,000 shares of the Company's common stock in connection with the acquisition of SCG, and the assumed issuance of approximately 332,000 shares of common stock and options to purchase approximately 10,000 shares of the Company's common stock in connection with the acquisition of Axiom. For 1992, stock options issued with exercise prices below the $5.00 per share initial public offering price for the Company's common stock during the twelve month period preceding the date of the filing (December 24, 1992) of the Company's initial Registration Statement on Form S-1, have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented. Primary and fully-diluted net income per common share data are the same for each period presented.

N. Employee Benefit Plan
   ---------------------

In 1992, the Company established a savings and profit-sharing plan (the "401(k) Plan") covering substantially all of the Company's employees. The 401(k) Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Company may elect to make contributions under the 401(k) Plan. In 1994, Company elected to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the 401(k) Plan. Company matching contributions amounted to $135,000 in 1994.

In 1990, SCG establish a savings and profit-sharing plan (the "SCG Profit-sharing Plan") covering substantially all of SCG's employees. The SCG Profit-sharing Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. SCG may elect to make contributions under the SCG Profit-sharing Plan. Company matching contributions amounted to

             CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

$71,000, $53,000, and $61,000 for the years ended December 31, 1994, 1993, and
1992, respectively. The Company expects to rollover assets held under the SCG Profit-sharing Plan to the 401(k) Plan in 1996.

In 1990, Axiom established a savings and profit-sharing plan (the "Axiom Profit-sharing Plan') covering substantially all employees of Axiom. The Axiom Profit-sharing Plan is qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended. Company matching contributions amounted to $123,000, $104,000, and $0 for the years ended December 31, 1994, 1993, and 1992. The company expects to rollover assets held under the Axiom Profit-sharing Plan to the 401(k) Plan in 1996.

O.  Commitments and Contingencies
    -----------------------------

In connection with the acquisition of CTP Scandinavia, the Company has guaranteed the payment of a bank loan in the amount of $3,000,000 (see Note C).

As described in the Company's Form 10-K for the year ended December 31, 1993, the Company had been a party to an arbitration proceeding with a computer hardware vendor claiming withheld sales commissions owed to such vendor by the Company pursuant to the terms of a joint marketing arrangement. on November 8, 1994, the company was notified that the arbitrators have ordered it to pay approximately $660,000 to the vendor. The Company requested modification of the arbitration award to correct certain miscalculations. A payment of approximately $614,000 was made in December of 1994 in disposition of this material. This payment did not have a material adverse effect on the Company's financial position or liquidity.

The Company was a defendant in a lawsuit, previously described in the Company's Form 10-K for the year ended December 31, 1993, by a former employee who claimed damages for wrongful discharge, withheld commission, defamation, contractual interference, and sex discrimination. In January 1995, the United States District Court for the Northern District of Illinois granted the Company's motion for a summary judgement dismissing this lawsuit and the time period during which the former employee may appeal such decision has expired.

In 1993, SCG entered into a noncancelable purchase agreement with a vendor to purchase $1.6 million of package software for resale. Pursuant to this agreement, SCG is obligated to purchase $200,000 of product per quarter. As of December 31, 1994, the remaining outstanding commitment under this agreement is $800,000. In the third quarter of 1995, this commitment was canceled via a mutual agreement between the vendor and SCG.

In December 1994, Axiom repurchased 200,000 shares of its common stock from a former officer for an aggregate purchase price of $1,025,000. The purchase price was based on fair market value of this stock in accordance with terms of the related agreements. The payments were scheduled to be made in various installments for a period of eight years. The present value of this obligation totaled $725,000. Axiom also agreed to pay the former officer $325,000 for alleged general and compensatory damages arising from tort claims for personal injury and

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

claims for a breach of an implied contract of employment. These payments are due in monthly installments for a period of two years and were expensed in 1994. Axiom recorded the present value of these obligations using an imputed interest rate 9.25%. Payments under these obligations at December 31, 1994, are included in other liabilities and are presented in the table on the next page.

        1995                                                    $  150
        1996                                                       150
        1997                                                       125
        1998                                                       125
        1999                                                       125
        thereafter                                                 475
                                                                ------
        Total minimum payments                                   1,150
        Less amount representing interest                          300
                                                                ======
        Present value of net minimum obligations                   850
        Less current portion                                       150
                                                                ------
        Long-term obligations                                   $  700
                                                                ======

Amounts outstanding under the above Axiom obligations became due and payable upon the change in controlling interest of Axiom pursuant to the respective agreements. Accordingly, the Company has repaid all of the amounts outstanding under these obligations as of October 17, 1995.

P.  Subsequent Events
    -----------------

On May 19, 1995, the Company sold its 6.3% interest in AdValue (formed in 1991 to develop, test, and market a centralized spot advertising computer software package) for $909,000 in cash. The Company accounted for this investment using the equity method of accounting. The investment balance in AdValue at the time of the sale was zero. Accordingly, the Company recognized a gain of $909,000 for the period ended June 30, 1995.

In July 1995, SCG declared a dividend of approximately $559,000, payable to its former stockholders during 1995. This dividend was paid, in August, for income tax liabilities to SCG's former stockholders related to the taxable income of SCG prior to the acquisition.

As discussed in Note A, the Company signed an acquisition agreement with SCG on August 11, 1995, and completed the acquisition on August 14, 1995.

As discussed in Note A, the Company signed an acquisition agreement with Axiom on October 16, 1995, and completed the acquisition on October 17, 1995.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS - (continued)

Q.  Geographic Information
    ----------------------

Information about the Company's operations and total assets in North America and Europe is presented as follows (in thousands):


                                               1994        1993       1992
                                             -------     -------     -------
Net revenues:
  North America                              $71,664     $49,786     $32,119
  Europe                                      11,813         175           -
                                             -------     -------     -------
Consolidated                                 $83,477     $49,961     $32,119
                                             =======     =======     =======

Income (loss) from operations:
  North America                              $11,698     $ 6,549     $ 3,601
  Europe                                          41        (472)          -
                                             -------     -------     -------
Consolidated                                 $11,739     $ 6,077     $ 3,601
                                             =======     =======     =======

Total assets at December 31:
  North America                              $37,594     $20,165     $13,015
  Europe                                      10,287         242           -
                                             -------     -------     -------
Consolidated                                 $47,881     $20,407     $13,015
                                             =======     =======     =======

North American operations consists primarily of information technology consulting and software development and implementation services in the United States. European operations consist of software development services principally in the United Kingdom, the Netherlands, Sweden, and Germany, which have similar business environments. There are no intraenterprise sales for the periods presented.

R.  Quarterly Financial Information (unaudited)
    -------------------------------------------

The table on the next page presents the unaudited quarterly financial information for the years 1994 and 1993 (in thousands, except per share data):

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
     NOTES TO SUPPLEMENTAL CONSOLIDATD FINANCIAL STATEMENTS - (continued)

                                                           Quarters Ended
                            ---------------------------------------------------------------------------
                                   March 31,        June 30,         September 30,      December 31,
                            ------------------- ----------------- ------------------ ------------------
                                 1994     1993    1994     1993    1994       1993    1994     1993
                            ---------------------------------------------------------------------------
Net Revenues                  $16,877  $10,040  $19,348  $11,220  $22,079   $14,476  $25,173  $14,225
                            ---------------------------------------------------------------------------
Income from operations          3,024    1,865    2,994    1,025    2,974     1,589    2,747    1,598
                            ---------------------------------------------------------------------------
Income before income taxes      3,036    1,820    3,100    1,001    3,087     1,603    2,787    1,630
                            ---------------------------------------------------------------------------
Income before cumulative
 effect of change in
 accounting principle           1,895    1,215    2,047      598    1,992     1,082    1,623      942
Cumulative effect of change
 in accounting for
 income taxes                       -    1,204        -        -        -         -        -        -
                            ---------------------------------------------------------------------------
Net income                    $ 1,895   $2,419  $ 2,047   $  598  $ 1,992   $ 1,082   $1,623   $  942
                            ---------------------------------------------------------------------------

Net income per share:
 Income before cumulative
  effect of change in
  accounting prinicple        $   .13   $  .10  $   .13   $  .04  $   .13   $   .07   $  .10   $  .06
Cumulative effect of change
 in accounting for
 income taxes                       -      .08        -        -        -         -        -        -
                            ---------------------------------------------------------------------------
Net income                    $   .13   $  .18  $   .13   $  .04  $   .13   $   .07   $  .10   $  .06
                            ---------------------------------------------------------------------------

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                   SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                    September 30,    December 31,
                                                                        1995            1994
                                                                    -------------   ------------
                                                                     (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents                                             $ 5,473        $ 3,365
  Investments held to maturity                                            8,539         10,311
  Accounts receivable, less allowance of $475 and $449 at
    September 30, 1995 and December 31, 1994, respectively               32,921         19,566
  Unbilled revenue on contracts                                           3,083          1,298
  Prepaid expenses and other current assets                               2,448          2,191
                                                                        -------        -------
    Total current assets                                                 52,464         36,731

Property and equipment, net                                              10,929          5,344
Other assets                                                              1,444          1,482
Deferred income taxes                                                       390            215
Goodwill, net                                                             3,510          4,109
                                                                        -------        -------
    Total assets                                                        $68,737        $47,881
                                                                        =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                      $ 4,731        $ 3,293
  Accrued expenses                                                       12,514          7,127
  Deferred revenue                                                        2,839          2,295
  Borrowing under revolving credit facility                                 628          1,501
  Deferred income taxes                                                     273            280
  Income taxes payable                                                    2,005            858
  Other current liabilities                                                 323            316
                                                                        -------        -------
    Total current liabilities                                            23,313         15,670

Other liabilities                                                         1,034          1,095
Commitments and contingencies                                                 -              -

Stockholders' equity:
  Common stock, $.01 par value, authorized 30,000,000 shares;
    issued and outstanding 14,648,232 and 14,350,737 at
    September 30, 1995 and December 31, 1994, respectively                  146            143
  Additional paid-in capital                                             22,881         15,974
  Unamortized portion of deferred compensation                                -             (9)
  Note receivable from officer                                                -             (8)
  Retained earnings                                                      21,433         15,041
  Foreign currency translation adjustment                                   (70)           (25)
                                                                        -------        -------
    Total stockholders' equity                                           44,390         31,116
                                                                        -------        -------
    Total liabilities and stockholders' equity                          $68,737        $44,881
                                                                        =======        =======

 The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)


                                   Three Months Ended September 30,   Nine Months Ended September 30,
                                   --------------------------------   -------------------------------
                                        1995              1994             1995             1994
                                      --------          --------         --------         --------
Net revenues                          $ 34,837          $ 22,079         $ 94,259         $ 58,304
Costs and expenses:
  Project personnel                     14,153             9,294           39,853           23,994
  General and administration             4,412             3,613           13,588            9,325
  Sales and marketing                    4,405             2,620           10,936            6,913
  Other costs                            6,204             3,578           15,647            9,080
  Business combination costs               700                 -              700                -
                                      --------          --------         --------         --------
    Total operating expenses            29,874            19,105           80,724           49,312
                                      --------          --------         --------         --------

Income from operations                   4,963             2,974           13,535            8,992
Other income (expense):
  Interest income                          210               118              519              253
  Interest expense                        (145)              (30)            (252)            (115)
  Gain on sale of AdValue                    -                 -              909                -
  Foreign exchange gain                     23                25              165               93
                                      --------          --------         --------         --------

Income before income taxes               5,051             3,087           14,876            9,223
Provision for income taxes               1,913             1,095            5,806            3,289
                                      --------          --------         --------         --------

Net income                            $  3,138          $  1,992         $  9,070         $  5,934
                                      ========          ========         ========         ========

Net income per share                  $    .19          $    .13         $    .55         $    .39
                                      ========          ========         ========         ========
Pro forma data:
  Historical income before taxes      $  5,051          $  3,087         $ 14,876         $  9,223
  Provision for income taxes:
    Historical income taxes              1,913             1,095            5,806            3,289
    Pro forma increase to
      historical income taxes              107               178              215              446
                                      --------          --------         --------         --------
  Pro forma net income                $  3,031          $  1,814         $  8,855         $  5,488
                                      ========          ========         ========         ========

  Pro forma net income per share      $    .18          $    .12         $    .53         $    .36
                                      ========          ========         ========         ========
Weighted average number of
  common and common equivalent
  shares outstanding                    16,846            15,707           16,630           15,473
                                      ========          ========         ========         ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)
                                  (unaudited)

                                                  Nine Months Ended September 30
                                                  ------------------------------
                                                      1995             1994
                                                   ----------       ----------
CAMBRIDGE FLOWS FROM OPERATING ACTIVITES:

Net Income                                          $ 9,070          $ 5,934
Amounts that reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                       2,537            1,163
  Provision for deferred income taxes                   (75)             397
  Gain on sale of AdValue                              (909)               -
  Increase in accounts receivable                   (13,060)          (5,878)
  Increase in unbilled revenue on contracts          (1,769)            (643)
  Increase in accounts payable                        1,405            1,846
  Increase in accrued expenses                        5,215            3,820
  Increase in deferred revenue                          716              374
  Increase (decrease) in income taxes payable           845           (1,484)
  Other, net                                           (377)            (601)
                                                    --------         --------
    Net cash provided by operating activies           3,598            4,928
                                                    --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment                  (7,136)          (2,417)
Purchase of investments held to maturity            (13,429)         (21,303)
Maturity of investments held to maturity             15,201           10,026
Proceeds from sale of AdValue                           909                -
Cash used in acquisition of business, net
  of cash acquired                                        -             (251)
                                                    --------         --------
    Net cash used in investing activities            (4,455)         (13,945)
                                                    --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Net payments under credit arrangements                 (916)          (1,144)
Issuance of common stock, net of issuance costs           -            6,900
Repayment of long-term debt and capitalized leases     (306)             (82)
Proceeds from employee stock purchase plan              579                -
Dividend distributions                                 (599)             (80)
Proceeds from exercise of stock options and
  related income tax benefits                         4,238              597
Other, net                                              (58)               -
                                                    --------         --------
    Net cash provided by financing activities         2,943            6,191
                                                    --------         --------

Effect of foreign exchange rate changes on cash          22              (91)
Net increase (decrease) in cash and cash equivalents  2,108           (2,917)
Cash and cash equivalents at beginning of period      3,365            3,512
                                                    --------         --------
Cash and cash equivalents at end of period          $ 5,473          $   595
                                                    ========         ========

The accompanying notes are an integral part of the supplemental consolidated financial statements.

              CAMBRIDGE TECHNOLOGY PARTNERS (MASSACHUSETTS), INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

A.  Pooling of Interests
    --------------------

On October 17, 1995, Cambridge Technology Partners (Massachusetts), Inc. (the "Company") acquired all of the outstanding shares of capital stock of Axiom Management Consulting, Inc. ("Axiom"). The acquisition was accomplished through an exchange of approximately 342,000 shares (consisting of approximately 332,000 shares of the Company's common stock and options purchase approximately 10,000 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of Axiom and the assumption of all outstanding options to acquire shares of capital stock of Axiom. This transaction has been accounted for using the pooling of interests method of accounting. Axiom, formed in 1988, has approximately 100 employees and has offices in San Francisco, Atlanta, Chicago, Dallas, Los Angeles, New York, and Seattle. Axiom is a California-based management consulting firm specializing in business process re-engineering services for primarily Fortune 1000 companies. Axiom currently operates as a wholly owned subsidiary of the Company.

On August 14, 1995, the Company acquired all of the outstanding shares of capital stock of The Systems Consulting Group, Inc. ("SCG"). The acquisition was accomplished through an exchange of approximately 758,000 shares (consisting of approximately 723,000 shares of the Company's common stock and an option purchase approximately 35,000 shares of the Company's common stock) of the Company's common stock for all of the outstanding shares of capital stock of SCG and the assumption of all outstanding options to acquire shares of capital stock of SCG. This transaction has been accounted for using the pooling of interests method of accounting. SCG, founded in 1988, has offices in Miami and Chicago and approximately 200 employees. SCG focuses on evaluation and implementation of software packages for financial reporting and consolidation, human resources/payroll, remote work force automation, manufacturing, and retail distribution. SCG also specializes in emerging technologies and techniques, such as imaging, cooperative processing, and wireless communications. SCG currently operates as a wholly owned subsidiary of the Company.

The accompanying supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the acquisitions of SCG and Axiom. All prior period historical consolidated financial statements presented herein have been restated to include the financial positions, results of operations, and cash flows of SCG and Axiom. The supplemental consolidated financial statements presented herein will become the historical consolidated financial statements of the Company as filed in any subsequent consolidated financial statements covering the dates of consummation of the business combinations. In addition, reference should be made to the unaudited pro forma combined balance sheet and statements of operations for the Company and SCG as filed in the Company's Form 8-K dated August 21, 1995, and the unaudited pro forma combined balance sheet and statements of operations for the Company and Axiom as filed in the Company's Form 8-K dated October 16, 1995.

Prior to the acquisition, SCG had elected to be treated as an S-Corporation for income tax reporting purposes. Under this election, the individual stockholders are deemed to have received a pro rata distribution of taxable income of SCG (whether or not an actual distribution was made), which is included in their taxable income. Accordingly, SCG did not provide for income taxes. Pro forma net income per share, which reflects the provision for pro forma income taxes to the net income of SCG, is presented in the pro forma data section of the accompanying supplemental consolidated statements of operations.

SCG's S-Corporation tax reporting status was terminated on the date of the acquisition and therefore undistributed earnings of $2,079,000 as of the date of the acquisition has been reclassified to additional paid-in capital.

B.  Basis of Presentation
    ---------------------

The accompanying supplemental consolidated financial statements of the Company include the accounts of all of the Company's majority-owned subsidiaries. In January 1995, Cambridge Technology Partners Deutschland GmbH ("CTP Germany") was formed to conduct the Company's operations in Germany. The Company holds a 99% interest in CTP Germany (a German partnership) with Cambridge Technology Partners International, Inc. (a wholly owned subsidiary of the Company) holding a 1% interest. As discussed in Note A, the Company acquired all of the outstanding capital stock of SCG and Axiom on August 14 and October 17 of 1995, respectively.

All significant intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform with current period presentation. In the opinion of management, the supplemental consolidated financial statements reflect all normal and recurring adjustments, which are necessary for a fair presentation of the Company's financial position, results of operations, and cash flows as of the dates and for the periods presented. The supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Consequently, these statements do not include all the disclosures normally required by generally accepted accounting principles for annual financial statements nor those normally made in the Company's Annual Report on Form 10-K. Accordingly, reference should be made to the Company's Annual Report on Form 10-K for additional disclosures, including a summary of the Company's accounting policies, which have not changed. The supplemental consolidated results of operations for the three and nine month periods ended September 30, 1995, are not necessarily indicative of results for the full year.

C.  Net Income Per Share
    --------------------

Net income per share data is computed using the weighted average number of common shares outstanding, the assumed exercise of stock options and warrants (using the treasury stock method), the assumed issuance of approximately 723,000 shares of common stock and an option to purchase approximately 35,000 shares of the Company's common stock in connection with the acquisition of SCG, and the assumed issuance of approximately 332,000 shares of common stock and options to purchase approximately 10,000 shares of the Company's common stock in connection with the acquisition of Axiom. Primary and fully diluted net income per share are the same for each period presented.

D.  Sale of Investment in Affiliate
    -------------------------------

On May 19, 1995, the Company sold its 6.3% interest in AdValue Media Technologies, Inc. ("AdValue", formed in 1991 to develop, test, and market a centralized spot advertising computer software package) for $909,000 in cash. The Company accounted for this investment using the equity method of accounting. The investment balance in AdValue at the time of the sale was zero. Accordingly, the Company recognized a gain of $909,000 in the second quarter of 1995.

E.  Revolving Credit Facility
    -------------------------

On September 29, 1995, the Company terminated SCG's $2.5 million revolving credit facility with Barnett Bank of South Florida, N.A. and repaid all of the outstanding balance under this revolving credit facility.

The Company expects to repay all outstanding amounts and terminate Axiom's $1.25 million revolving credit facility in the fourth quarter of 1995.

Dividend distributions made by SCG prior to the acquisition were principally for reimbursement of income tax liabilities of its former stockholders due to SCG's S-Corporation tax status prior to the acquisition. Subsequent to SCG's final dividend declaration made in July 1995, the Company intends to retain future earnings of SCG for use in its business. The Company's $10.0 million revolving credit facility with Fleet Bank of Massachusetts, N.A. prohibits the Company from paying any dividends or making any distributions either in cash or in kind on any class of its capital stock without the bank's consent.

F.  Subsequent Event
    ----------------

As discussed in Note A, the Company acquired all of the outstanding shares of capital stock of Axiom on October 17, 1995.

================================================================================




          No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                _______________


                               TABLE OF CONTENTS

                                                                    Page
                                                                    ----

Available Information.............................................   2
Incorporation of Certain Information
  by Reference....................................................   2
The Company.......................................................   3
Risk Factors......................................................   4
Use of Proceeds...................................................   6
Selling Stockholders..............................................   8
Plan of Distribution..............................................   9
Legal Matters.....................................................  10
Experts...........................................................  10





================================================================================

================================================================================




                                1,725,267 Shares






              Cambridge Technology Partners (Massachusetts), Inc.







                                  Common Stock



                                _______________

                                   PROSPECTUS
                                ________________







                                 August 7, 1996







================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

SEC Registration Fee                                          $ 9,699
Nasdaq Filing Fees                                             17,500
Legal fees and expenses                                        20,000
Accounting fees and expenses                                   20,000
Blue Sky fees and expenses (including legal fees)               2,000
                                                            ---------
   Total                                                      $96,199

 The Company will bear all expenses shown above.

Item 15. Indemnification of Directors and Officers.

The Delaware General Corporation Law, the Company's certificate of incorporation and by-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's restated certificate of incorporation filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-56338) and the Company's by-laws filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-56338).

Item 16. Exhibits.

    *5    Opinion of Testa, Hurwitz & Thibeault, LLP
   *23.1  Consent of Coopers & Lybrand L.L.P., Independent Accountants
   *23.2  Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5)
  **24    Power of Attorney
________________________
*   Supersedes previously filed exhibit
**  Previously filed

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts on August 7, 1996.

                                  CAMBRIDGE TECHNOLOGY PARTNERS
                                  (MASSACHUSETTS), INC.


                                  By: /s/ Arthur M. Toscanini
                                      ---------------------------------
                                       Arthur M. Toscanini
                                       Senior Vice President of Finance

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    Signature                             Title(s)                                           Date
    ---------                             --------                                           ----
    /s/ James K. Sims                     President, Chief Executive Officer and Director    August 7, 1996
    ---------------------------
    James K. Sims

    /s/ Arthur M. Toscanini               Senior Vice President of Finance and Treasurer     August 7, 1996
    ----------------------------          (Chief Financial Officer and Accounting
    Arthur M. Toscanini                   Officer)

    /s/ Warren V. Musser                  Director                                           August 7, 1996
    ---------------------------
    Warren V. Musser

    /s/ Jean C. Tempel                    Director                                           August 7, 1996
    ---------------------------
    Jean C. Tempel

    /s/ Robert E. Keith, Jr.              Director                                           August 7, 1996
    ---------------------------
    Robert E. Keith, Jr.

    /s/ Robert L. Gett                    Director                                           August 7, 1996
    ---------------------------
    Robert L. Gett

    /s/ Jack L. Messman                   Director                                           August 7, 1996
    ---------------------------
    Jack L. Messman

    /s/ John W. Poduska, Sr.              Director                                           August 7, 1996
    ---------------------------
    John W. Poduska, Sr.

    /s/ James I. Cash, Jr., Ph.D.         Director                                           August 7, 1996
    ---------------------------
    James I. Cash, Jr., Ph.D.

    /s/ James D. Robinson III             Director                                           August 7, 1996
    ---------------------------
    James D. Robinson III

*By:/s/ Arthur M. Toscanini                                                                  August 7, 1996
    --------------------------
    Arthur M. Toscanini
    Attorney-in-Fact
    258MCS1306/6.238487-1